Exhibit 99.1

WiMi Hologram Cloud Inc. Reaffirms Long-Term Strategic Investment in MicroAlgo Inc.

Shenzhen, China – October 24, 2025 – WiMi Hologram Cloud Inc. (NASDAQ: WIMI) ("WiMi" or the "Company"), a leading global provider of Hologram Augmented Reality ("AR") Technology, today issued a statement to clarify certain facts concerning its convertible debt and equity investments in its subsidiary, MicroAlgo Inc. (NASDAQ: MLGO) ("MicroAlgo"), emphasizing its commitment to long-term value creation and stable governance.

Key highlights from WiMi's investment history in MicroAlgo include:

October 2024 Convertible Note Purchase Agreement: WiMi invested up to $23 million in convertible notes. Tranches were issued converted as follows:

October 2024 Tranche 1: Issued $5 million principal; partially converted into 27,942,858 Class B shares at a nominal price of $0.07 per share. The effective as-adjusted price accounting for all subsequent consolidations is $42 per share.

December 2024 Tranche 2: Issued $10 million principal; partially converted into 10,000,000 Class B shares at a nominal price of $0.70 per share. The effective as-adjusted price accounting for the subsequent consolidation is $21 per share.

March 2025 Tranche 3: Issued $10 million principal; fully converted the remaining amounts from prior tranches plus the new issuance into 34,878,261 Class B shares at a nominal price of $0.46 per share. The effective as-adjusted price accounting for the subsequent consolidation is $13.8 per share.

June 2025 Convertible Note Purchase Agreement: WiMi invested $32.2 million in a convertible note, fully converted into 152,173,914 Class A shares at a nominal price of $0.23 per share. The effective as-adjusted price accounting for the subsequent consolidation is $6.9 per share.

Share Purchase

January 2024 Direct Share Purchase: WiMi acquired 8,000,000 shares at a nominal price of $0.50 per share for $4 million, increasing its stake to 61.92%. The effective as-adjusted price accounting for all subsequent consolidations is $3,000 per share.

To further demonstrate its dedication to MicroAlgo’s long-term value creation and stable governance, WiMi has committed to 10-year lock up agreements on all holdings of MicroAlgo, with no plans for sales or transfers.